Edwin D. Johnson
Executive Vice President and Chief Financial Officer
October 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

ATTENTION:	Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

AND:	Ryan Rohn
Staff Accountant
Division of Corporation Finance
Ladies & Gentlemen:

Re:	Waste Services, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Filed March 6, 2007
Form 8-K/A#1
Filed May 31, 2007
Form 10-Q for the Quarterly Period ended June 30, 2007
Filed July 26, 2007
Form 8-K/A#2
Filed September 10, 2007
File No. 000-25955
Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated October 5, 2007 (the “Comment Letter”). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response.
Form 10-K for the Fiscal Year ended December 31, 2006
15. Income Taxes, page F-38
1. We have reviewed your response to our prior comment 1. In your response, we note that you have provided for U.S. income taxes on your earnings in Canada. In consideration of this, please explain to us why you are unable to use your U.S. net operating loss carry forwards on your Canadian earnings. We further note that on page F-39 of your Form 10-K, you disclose that you have provided for current taxes on the distributed earnings of your Canadian subsidiaries in connection with certain tax planning initiatives. Please clarify and explain to us these tax planning initiatives. Please tell us the periods that you expect to distribute these earnings and the periods that you expect the taxes will be paid.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237   Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
October 17, 2007

The earnings of our Canadian subsidiaries are not permanently invested in Canada and pursuant to U.S. IRC Sec. 956, are deemed to be currently distributed to the U.S. parent. Since our Canadian earnings are included in our consolidated U.S. tax return, they do utilize current domestic net operating loss carry-forwards. However, since, we are not a current U.S. cash tax payer, we are unable to recognize the benefit of any foreign tax credits. We also file income tax returns in Canada, and are a current cash tax payer in that country. The “planning” referred to in our Form 10-K relates to the current utilization of domestic net operating loss carry-forwards through the inclusion of Canadian earnings.
2.	Given the materiality of your deferred income tax provision, please provide a disclosure in your critical accounting policies in future filings to explain to your readers why you are recording U.S. income tax expenses even though you have incurred significant pre-tax losses from your U.S. operations. Also provide disclosures as to why your income tax provision is significantly different from the amount of your taxes that you have paid. For example, your income tax provision for the year ended December 31, 2006 was $12,820 compared to the $853 that you actually paid for income taxes for the year as disclosed in Note 20 on page F-42. Your disclosure should also indicate if management expects the effective tax rate to materially change in the next 12 months. Further, in future filings, please explain income tax provision variances within the context of changes in your effective tax rates.
We will reflect these in future filings.
Form 10-Q for the Quarterly Period ended June 30, 2007
3. We have reviewed your response to our prior comment 4. It remains unclear to us how you determined that, if your Texas operations were held and used, you would not have recognized a long-lived asset impairment in prior periods. Paragraph 22 of SFAS 144 defines fair value of an asset as the amount at which that asset could be bought or sold in a current transaction between willing parties. Please explain to us the following:
♦	The calculations and assumptions used to determine that the fair value of the business acquired was $12 million less than the fair value of your business sold.
♦	Provide us with copies of the contracts between yourself and WCA.

♦	Explain to us how you have complied with the guidance contained in SFAS 141 and 142 regarding the recognition of goodwill and intangible assets related to your purchase of the WCA Florida operations. Specifically, paragraphs 39 through 47 and A14 of SFAS 141. We note your 7 year non-compete agreement with WCA.

♦	Tell us if you anticipate making any purchase price allocation adjustments within the SFAS 141 one year allocation period.

♦	Please tell us why you entered into an agreement to sell your Texas operations for a price significantly lower than the carrying value of the assets.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237   Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
October 17, 2007

We followed the definitions in SFAS 144 “Accounting for Impairment and Disposal of Long-Lived Assets” paragraph 7 and B15. Since our Texas assets were deemed recoverable, we were not required to determine their fair value and perform an impairment measure. Our detailed response is as follows:
•	We recognized the cash received less the present value of the note payable, $15.7 million, and the fair value of the assets received of $18.5 million as proceeds in the transaction. The book basis of our Texas operations was $46.4 million resulting in the loss of $12.2 million. The fair value of the business assets received was determined through the use of an independent valuation firm, Grant Thornton. We have included as “Exhibit A” a copy of Grant Thornton’s report as well as a listing of assumptions used to develop our remaining fiscal year budget for the assets acquired.

•	We have included as “Exhibit B” the purchase agreement for the transaction.

•	Since our customers are residential and commercial contractors, our relationship with them tends to be temporary in nature with no long-term enforceable contracts. Therefore, we have estimated the value of the customer relationships at $0.5 million which will amortize over an attrition period of 7 years. In order to protect our purchased assets we entered into a seven year non-compete agreement. The non-compete was valued based upon the cash flows of the assets as compared to the projected cash flows of the assets assuming the seller re-entered the market post close. The non-compete was valued at $1.5 million with a 7 year life. We believe we have not acquired any other intangibles.

•	We continue to obtain appraisals for land, buildings and equipment as well as information related to the value of acquired intangibles. Based upon changes in these valuations or additional information we will have adjustments to the allocation of the $18.5 million of value ascribed to the business.

•	Prior to the WCA transaction, we had significant operations in the market where the acquired WCA assets are located. We believe that we can create greater long-term shareholder value by increasing our density and waste stream volumes in the southwest Florida market as opposed to Texas. Although we believe the acquired asset from WCA will be worth more in the longer term, the current down turn in Florida residential construction prevents us from valuing the assets at more than the $18.5 million.
Form 8-K filed May 31, 2007 and September 10, 2007
4. We have reviewed the financial statements of Allied Waste Industries, Inc’s South Florida operations included in your Form 8-K’s filed on May 31, 2007 and September 10, 2007. We note income before income taxes for the South Florida Market of Allied Waste was $14,037 for the year ended December 31, 2006. In comparison, your loss from continuing operations before income taxes was ($34,248) for the year ended December 31, 2006. As such the South Florida Market is 41% of your loss from continuing operations before income taxes. Pursuant to the thresholds contained in Rule 3-05(b)(2)(iii) of Regulation S-X to perform the income test contained in Rule 1-02(w)(3) of Regulation S-X, two years of audited financial statements are required to be filed rather than just one year as you have presented. Please revise your Form 8-K to include the additional year of audited financial statements. In addition, please include a pro forma balance sheet as of December 31, 2006 pursuant to Rule 11-02(c)(1) of Regulation S-X.
Income from continuing operations before income taxes for the South Florida Market of Allied Waste for the year ended December 31, 2006 was $14,037 of which $5,247 was generated from an inter-company due from parent note which was not acquired by us. Additionally, the interest income from the note was not part of the normal operations of the company and such income will not continue in future periods. Therefore, we have excluded from our income test the $5,247 of interest income not to be realized from the purchased assets. We believe that at the 25.7% threshold we are require to file one year audited financial statements. With respect to the request for a December 31, 2006 pro forma balance sheet, we closed on the Allied South Florida transaction as of March 31, 2007 and include the balance sheet as part of our March 31, 2007 interim Form 10-Q, filed on April 26, 2007. On May 30, 2007 we filed Form 8-K/A with the annual audited financial statements for the acquisition. Pursuant to the Staff Training manual, Topic Three II B 1 and S-X 11-02 (c) 1, we believe the December 31, 2006 pro forma balance sheet is not required and would be misleading.
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237   Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
October 17, 2007

In addition, should you have any questions regarding this letter or our responses to your comments, please contact either Ed Johnson, Executive Vice President and Chief Financial Officer or Brian Goebel, Vice President and Chief Accounting Officer at 561-237-3400.
Yours truly,
WASTE SERVICES, INC.
/s/ Edwin D. Johnson
Edwin D. Johnson
Executive Vice President and Chief Financial Officer
EDJ/dmc
1122 International Blvd., Suite 601, Burlington ON L7L 6Z8
Phone: 905-319-1237   Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com